

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2011

Via E-mail
Anna C. Jones
President and Chief Executive Officer
B-Maven, Inc.
3272 Reynard Way
San Diego, CA 92103

> **Re: B-Maven, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 20, 2011**
> **File No. 333-176376**

Dear Ms. Jones:

We have reviewed your registration statement and have the following comments.

General

1. We note your response to comment one of our letter dated October 11, 2011, but we remain concerned that the disclosure in your prospectus continues to suggest the kind of uncertainty ordinarily associated with a blank-check company. We note your disclosure that the company plans to sell skin care products. However, it still remains unclear how the company actually anticipates pursuing its business plan given the costs of this offering, the amount of financing needed to implement the business plan, and the uncertainty in how the company plans to meet its funding requirements. Please either revise the registration statement to comply with Rule 419, or explain to us persuasively why, in view of the steps you have taken to advance and develop your business plan and operations, you are not a blank check company. In your explanation, please be sure to address how the company reasonably expects to carry out its business plan given the financing issues identified above. You may consider significantly enhancing your plan of operation disclosure as suggested in comment four below.

Risk Factors, page 6

Risks Related to the Business, page 6

Our internal controls may become inadequate as we grow . . . , page 11

2. We note your response to comment three of our letter dated October 11, 2011. However, it does not appear that you have addressed the challenges you anticipate may represent material risks when you implement a process to comply with your future obligations as a

reporting company to maintain effective internal control over financial reporting. Please revise this risk factor to address these challenges.

The Offering, page 17

3. We note your response to comment five of our letter dated October 11, 2011. However, in your response you did not address why you believe your arrangement with Gary B. Wolff, P.C. to hold offering proceeds is properly characterized as an escrow arrangement. Please tell us why you believe this arrangement is properly characterized as an escrow arrangement. In this regard, please tell us whether there are any circumstances under which proceeds could be released to parties other than the registrant and, if applicable, please describe these circumstances and the associated release conditions. If you no longer believe that you can characterize this arrangement as an escrow arrangement, please revise your disclosure accordingly.

Management's Discussion and Analysis or Plan of Operation, page 22

4. We note your response to comment six of our letter dated October 11, 2011. In the first sentence of the second paragraph on page 23, you state that your only source of capital at this time is through this offering. Please revise this statement to clarify that all of the proceeds of this offering will go toward paying the costs of the offering. Additionally, it still remains unclear how you anticipate reaching your product rollout goal in 2012 given the amount of funding you estimate you will need to do this and your lack of plans for financing. To help clarify how you actually intend to carry out your business plan along your anticipated timeline, please include a detailed outline of your anticipated operations and expenses over the next 12 months in your prospectus. In doing so, please discuss the specific steps you must take to complete your business plan to the point where you will begin generating revenue. You should identify specific milestones, the estimated costs for achieving these milestones, and the steps you will take in seeking financing and paying these costs as well as the remainder of the offering costs. Provide a timeline for the completion of your business plan assuming you raise 100%, 75%, 50%, 25%, and 10% of the required funding.

Operations, page 22

5. We note your response to comment seven of our letter dated October 11, 2011. However, you have not eliminated the phrase, "secondary offering," as suggested in your response letter. Please clarify whether your reference to a "secondary offering" is a reference to an additional offering of securities by the registrant (i.e., a capital-raising transaction for the registrant) or a reference to a resale transaction by holders of your securities (which transactions are commonly referred to as "secondary offerings").

<u>Liquidity, page 23</u>

6. We note your response to comment eight of our letter dated September 13, 2011. Please clarify when the costs relating to this offering are "due and payable." Additionally, we note you discuss the effect that accruing these obligations on your books and records may have on your ability to obtain financing. Please further discuss the consequences of accruing the amounts owed for this offering on your books and records due to your failure to pay the amounts owed when "due and payable." For example, please disclose whether you will be in default under your agreement with Gary B. Wolff, P.C. filed as Exhibit 10.1, or whether you will be subject to any penalties.

<u>Exhibit 5.1</u>

7. The New York State Unified Court System web page lists Mr. Wolff's attorney registration status as "suspended." Please advise, therefore, why you believe Mr. Wolff is able to provide a valid legality opinion in connection with your offering. Refer to SEC Rule of Practice 102(e)(2).

You may contact Dale Welcome at (202) 551-3865 or Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at (202) 551-3749 or Dietrich King at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich King for

Pamela Long
Assistant Director

cc: Gary B. Wolff, P.C.